Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91187) of WESCO International, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4 — schedule of assets (held at end of year) as of December 29, 2009, which appears in the December 29, 2009 annual report on Form 11-K of the WESCO Distribution, Inc. Retirement Savings Plan.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 28, 2010